EXHIBIT 10.2

Insignia Systems, Inc. (“Insignia”) has agreed to sell certain of Insignia’s assets to Park Printing (“Park”) (the “Transaction”) pursuant to an Asset Purchase Agreement that has been entered into by and between Insignia and Park (the “Purchase Agreement”). Subject to the consummation of the Transaction (the “Closing”), your employment with Insignia will end effective as of the date immediately prior to the date of the Closing (the “Closing Date”). Insignia and Park currently anticipate the Closing Date will occur on or around July-August 2023.

You will receive an offer of employment from Park, offering you employment with Park commencing as of the Closing Date, subject to the Closing occurring and your satisfaction of the employment conditions identified in the Park employment offer letter. If you become employed by Park, your terms and conditions of your employment with Park will be established by Park and may vary from those previously covering your employment with Insignia. You will continue to receive your current base and incentive pay and benefits until your employment with Insignia ends. You will be reimbursed for all business-related expenses in accordance with Insignia policy. In addition, if you remain employed by Insignia through the date immediately prior to the Closing Date, and subject to your countersignature below, then you will receive a pro-rated payment of your 2023 target bonus (calculated based on the period of your employment with Insignia from January 1, 2023 through June 30, 2023), less applicable withholdings and payable to you within 30 calendar days after the Closing Date. You will also receive your retention award entered into with the company on January 10th, 2023 as a result of your termination from Insignia within 30 calendar days after the Closing Date. Lastly, will remain eligible to earn and receive the remainder of your 2023 target bonus from Park which will be placed in an escrow account with Park subject to you accepting Park’s employment offer and you remaining employed by Park through December 31, 2023, with the payment of that amount being made no later than March 15, 2024.

Also, Insignia is terminating your employment effective as of the Closing, and this separation from employment with Insignia will be a termination without Cause under your Change in Control Severance Agreement (“CIC Agreement”)]. As a result, you will be eligible to receive severance pay in accordance with the terms and conditions identified in your CIC Agreement provided, however, you agree that any bonus-related amount included in any payments due to you in connection with the termination of your employment with Insignia pursuant to any compensatory agreement between you and Insignia, including any employment, severance, or change in control agreements, will be reduced by the gross amount of the pro-rated payment of your 2023 target bonus paid to you within 30 calendar days after the Closing Date as identified above.

Please note that this letter is not a contract for employment and does not guarantee your employment with Insignia (or Park) for any period of time or guarantee that the Transaction will in fact be consummated. We will share additional information with you as the sale process moves forward.

If you have questions, please do not hesitate to contact me at 612-327-1547 or Kristine.glancy@insigniasystems.com.

Please confirm your agreement to the terms included in this letter by signing and dating the acknowledgment below.

Sincerely,

/s/ Kristine Glancy

Kristine Glancy

President & CEO

Acknowledged by:	/s/ Adam May	May 24, 2023
Signature